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                              EXHIBIT "G"



                                      FOR:   Biovail Corporation International
                                  CONTACT:   Eugene Melnyk
                                             Chairman of the Board
                                             Bob Podruzny
                                             President
                                             (416) 285-6000

FOR IMMEDIATE RELEASE:


 * BIOVAIL AND GALEPHAR TO DEVELOP NOVEL DELIVERY SYSTEMS *

   -  ALSO ACQUIRES TIAZAC(R) AND OTHER PRODUCT ROYALTY OBLIGATIONS -

     Toronto, Canada, March 5, 1998--- Biovail Corporation International (NYSE,TSE:BVF) and Galephar Puerto Rico Inc., Limited ("Galephar") today announced a joint development agreement for the application of Galephar's novel tableting technology to Biovail's current products which are in advanced stages of development. This technology will also be applicable to products under development in Intelligent Polymers Limited.

     The agreement provides for payments of up to $2.5 million by Biovail to Galephar based on certain scientific achievements. In addition, the agreement releases Biovail from its obligation to pay royalties and other fees to Galephar for the sale of Tiazac(R) and its generic controlled release version of Cardizem CD in the United States and Canada in return for a lump sum payment of $15 million.

     Eugene Melnyk, Chairman of the Board of Biovail, commented "We are very encouraged with the application to date of this novel technology to Biovail's products, certain of which are anticipated to be filed in the coming year. As well, the acquisition of Biovail's royalty obligations to Galephar on Tiazac(R) and generic Cardizem CD sales will be of significant financial benefit going forward by substantially reducing royalty expenses otherwise payable."

     Biovail Corporation International is an international full-service pharmaceutical company engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.